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                       Securities and Exchange Commission
                              Washington, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
    Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                               (Amendment No. 2)*


                                   Genset S.A.
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                                (Name of Issuer)

              Ordinary Shares, nominal value (euro) 3.00 per share
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                         (Title of Class of Securities)

                                    37244T104
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                                 (CUSIP Number)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011 41 22 739 3113
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                                    Copy to:

         Jean-Marie Ambrosi                          William A. Groll
 Cleary, Gottlieb, Steen & Hamilton         Cleary, Gottlieb, Steen & Hamilton
       41, Avenue de Friedland            City Place House, 55 Basinghall Street
         75008 Paris, France                 London EC2V 5EH, United Kingdom
        011 33 1 40 74 68 00                       011 44 207 614 2200

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 37244T104                                                 Page 2

    1    NAME OF REPORTING PERSON

         Serono S.A.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|
    3

    4    SOURCE OF FUNDS*

         WC, AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               |_|


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

                        7     SOLE VOTING POWER

                              0 shares
    NUMBER OF
     SHARES             8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  8,169,650 shares
 EACH REPORTING
     PERSON             9     SOLE DISPOSITIVE POWER
      WITH
                              0 shares

                        10    SHARED DISPOSITIVE POWER

                              8,169,650 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,169,650 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.8%

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 37244T104                                                 Page 3

    1    NAME OF REPORTING PERSON

         Serono France Holding S.A.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

    3

    4    SOURCE OF FUNDS*

         WC, AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               |_|


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France

                        7     SOLE VOTING POWER

                              0 shares
   NUMBER OF
    SHARES              8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   8,169,650 shares
EACH REPORTING
    PERSON              9     SOLE DISPOSITIVE POWER
     WITH
                              0 shares

                        10    SHARED DISPOSITIVE POWER
                              8,169,650 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,169,650 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.8%

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 (this "Amendment") relates to the ordinary shares, nominal value euro 3.00 per share ("Common Stock"), of Genset S.A. ("Genset"). This Amendment is being filed by Serono S.A. ("Serono") and Serono France Holding S.A. ("Purchaser") to amend and supplement their disclosure under
Section 13(d) of the Exchange Act, which, in accordance with Instruction H of the General Instructions to Schedule TO constituted part of their Schedule TO, initially filed on July 16, 2002, as amended, including by Amendment No. 5 (the final amendment) filed on October 31, 2002 (the "Schedule TO"), as further amended by Amendment No. 1 to Schedule 13D (collectively, as so amended, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Purchaser has acquired 37,017 shares of Common Stock at euro 9.75 per share in open market purchases on the Nouveau Marche beginning on November 8, 2002, for an aggregate amount equal to approximately euro 360,916. In addition, Purchaser exercised 25,000 warrants to purchase shares of Common Stock at an exercise price of euro 3.25 each, or an aggregate of euro 81,250. The funds used for such purchases came from Purchaser's general corporate resources and affiliate funds.

Item 4.  Purpose of Transaction.

         On December 2, 2002, Serono issued a press release announcing that Purchaser will cease to purchase Genset shares on the Nouveau Marche at a price of 9.75 euro at the close of trading on December 6, 2002. A copy of the press release is filed as Exhibit 1 to this Amendment and is incorporated by reference in its entirety.

         Serono and Purchaser intend to continue to review the options available to them with respect to their investment in Genset. In that regard, Serono announced that Purchaser reserves the right to acquire additional shares of Common Stock from time to time in the future as opportunities may arise. Similarly, as previously disclosed, if U.S. ownership of Common Stock and ADSs is reduced so that Genset is permitted to deregister its Common Stock and ADSs under the Exchange Act, Serono and Purchaser intend to cause Genset to deregister promptly after becoming eligible to do so.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) From November 8 through November 29, 2002, Purchaser purchased an aggregate of 37,017 shares of Common Stock, on the dates and in the amounts set forth below. All of such purchases were open market transactions effected on the Nouveau Marche at a price of euro 9.75 per share, pursuant to Purchaser's standing order to purchase shares at that price.

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        Date                   Shares Purchased          Aggregate Price (euros)
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November 8, 2002                     5,000                   48,750.00
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November 11, 2002                   10,270                  100,132.50
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November 12, 2002                    1,884                   18,369.00
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November 13, 2002                    5,323                   51,899.25
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November 14, 2002                    3,161                   30,819.75
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November 15, 2002                    1,024                    9,984.00
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November 18, 2002                      924                    9,009.00
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November 19, 2002                       60                      585.00
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November 20, 2002                      995                    9,701.25
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November 21, 2002                    2,838                   27,670.50
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November 22, 2002                    2,554                   24,901.50
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November 25, 2002                    2,102                   20,494.50
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November 26, 2002                      128                    1,248.00
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November 27, 2002                      249                    2,427.75
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November 28, 2002                      169                    1,647.75
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November 29, 2002                      336                    3,276.00
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In addition, Purchaser exercised 25,000 warrants to purchase shares of Common
Stock at an exercise price of euro 3.25 each, or an aggregate of euro 81,250.


As a result of such purchases, Purchaser currently holds 7,619,719 shares and, in accordance with Rule 13d-1 under the Exchange Act, is deemed to beneficially own the 549,931 shares that would be received upon conversion, exchange or exercise of the OCEANEs and warrants it holds. Serono, by virtue of its ownership and control of Purchaser, shares beneficial ownership of these shares. Thus, Serono and Purchaser currently beneficially own an aggregate of 8,169,650 shares, representing approximately 92.8% of the shares currently outstanding (after giving effect to the deemed conversion, exchange or exercise of the 549,931 OCEANEs and warrants held by Purchaser).

Item 7.  Material to be Filed as Exhibits.


Exhibit 1  --  Press Release, dated December 2, 2002, of Serono.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 2, 2002

                                           SERONO S.A.

                                                 /s/ Jacques Theurillat
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                                                       (Signature)

                                                    Jacques Theurillat
                                           -------------------------------------
                                                     (Name and Title)

                                                 Director and Deputy CEO
                                           -------------------------------------


                                           SERONO FRANCE HOLDING S.A.

                                                 /s/ Jacques Theurillat
                                           -------------------------------------
                                                       (Signature)

                                                    Jacques Theurillat
                                           -------------------------------------
                                                     (Name and Title)

                                                         Director
                                           -------------------------------------